4/18

07022718

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals Inc.

*CURRENT ADDRESS

PROCESSED

APR 23 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04741

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/19/07

082-04741

United States Sec Filing
April 4, 2007

RECEIVED
2007 APR 18 A 10: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

AR/S
12-31-06

News Releases

1. News Release – dated March 27, 2007
2. News Release – dated March 29, 2007

Correspondence with Securities Commission(s)

3. Notice of Meeting and Record Date – dated March 5, 2007
4. Audited Financial Statements for the year ended December 31, 2006 and 2005
5. MD&A for the three months and year ended December 31, 2006
6. CEO's Certification of Annual Filings
7. CFO's Certification of Annual Filings

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 27, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RETAINS JOHN BISHOP FOR JERSEY-EMERALD, TUNGSTEN-MOLYBDENUM-LEAD-ZINC, PROJECT IN BC

Sultan Minerals Inc. (SUL - TSX-V) (RNZ - Freiverkehr) ("Sultan") is pleased to announce that it has retained the services of former stope geologist, Mr. John D. Bishop of Salmo, BC, at its Jersey-Emerald project in southeastern British Columbia. Mr. Bishop will assist the company in determining diamond drill targets in the recently discovered Dodger Molybdenum Zone at this former tungsten-lead-zinc producer.

Mr. Bishop worked for many years as a mine surveyor and later as a geologist at the Jersey Lead-Zinc Mine and the adjacent Emerald Tungsten Mine. Both mines were operated by Canex, a subsidiary of Placer Dome, until the 1970's when they closed due to low metal prices. Mr. Bishop will also assist in identifying and evaluating extensions of the historic zinc ore zones that were not mined, and which may be economic with present metal pricing.

John Bishop's experience as a mine surveyor, plus his five years of operational experience as a geologist in the zinc and tungsten mines, makes him a valuable member of our team. His ability to comprehend the complex historic mining plans, and his past knowledge of the mine workings will be very helpful in determining safe and suitable diamond drill locations for testing these extension areas.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing an ongoing exploration drill program designed to expand the molybdenum and tungsten zones reported in the Initial Resource Estimate completed in November 2006. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects."

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 29, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Inc. Engages CHF Investor Relations

Vancouver, B.C. – March 29, 2007 – Mr. Arthur G. Troup, President and CEO of Sultan Minerals Inc. (TSX Venture - **SUL**) ("Sultan" or the "Company") is pleased to announce that, subject to TSX Venture Exchange acceptance, Sultan has retained CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary ("CHF"), Canada's leading IR firm for mineral resources, as the Company's investor relations counsel.

CHF will provide investor relations for an initial period of twelve months ending March 31, 2008. Thereafter, cancellation by either party requires three months' notice. CHF will be paid a monthly fee of $6,000 plus allowable disbursements. Additionally, CHF will receive incentive stock options, subject to Board and regulatory approvals, exercisable for an aggregate 750,000 common shares of the Company at exercise prices ranging from $0.25 to $0.60.

Mr. Troup, President and CEO commented, "Sultan's molybdenum and tungsten projects in British Columbia are now at an advanced stage where we will benefit from the broad exposure to investors that CHF can provide us with. Pursuing a comprehensive IR outreach program with CHF at this time will benefit our Company and our shareholders."

About Sultan Minerals Inc.

Sultan Minerals Inc. is a Canadian Exploration Company concentrating on advanced exploration at two former producing mines in southeastern British Columbia, Canada, one primarily for gold (Au) – the Kena Property and the other for molybdenum (Mo) and tungsten (W) – the Jersey Emerald Project. The Company is a member of the Lang Mining Group, which has more than 45 years of experience in precious metal exploration, including the discovery of the Hemlo Gold Mine in Ontario and both the Ferderber and Sleeping Giant gold mines in Quebec. Sultan Minerals Inc. trades on the TSX-Venture Exchange under the symbol **SUL**.

About CHF Investor Relations

CHF Investor Relations is a proactive, results-driven firm that offers premium IR service to an international portfolio of client companies operating in a broad range of industries including mining exploration and development, mineral producers, internet commerce and technology, high-tech, biotechnology, oil and gas and special situations. CHF provides comprehensive IR representation to the Canadian audience through their offices in Toronto and Calgary. For more information, please visit their website at www.chfir.com.

-30-

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 5, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: SULTAN MINERALS INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 86556L100/CA86556L1004/COMMON
3.	CUSIP/Class of Security entitled to vote	: 86556L100/CA86556L1004/COMMON
4.	Record Date for Notice	: 22 Mar 2007
5.	Record date for Voting	: 22 Mar 2007
6.	Beneficial Ownership determination date	: 22 Mar 2007
7.	Meeting Date	: 27 Apr 2007
8.	Meeting Location	: The Vancouver Club, Presidents East Room 915 West Hastings St. Vancouver, BC V6C 1C6

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

SULTAN MINERALS INC.
(an exploration stage company)
FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

"Morgan & Company"

Chartered Accountants

Vancouver, Canada

March 9, 2007

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
Assets		
Current assets		
Cash	$ 31,819	$ 198,649
Short-term investment	113,000	--
Accounts receivable	27,181	18,229
Due from related parties (Note 9)	51,375	42,323
Prepaid expenses	8,862	6,748
	232,237	265,949
Deferred share issue costs	15,416	30,000
Mineral property interests (see schedule) (Notes 4 and 13)	4,363,937	3,603,949
Investments (Note 5)	3,914	3,914
Equipment (Note 6)	17,470	19,306
Reclamation deposits	38,106	55,991
	$ 4,671,080	$ 3,979,109
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 92,678	$ 218,310
Due to related parties (Note 9)	--	15,000
Current portion of long-term debt	35,000	--
	127,678	233,310
Long-term debt (Note7)	123,000	--
Total liabilities	250,678	233,310
Shareholders' equity		
Share capital (Note 8)	15,575,946	14,503,631
Warrants	182,985	2,304
Contributed surplus	630,278	447,398
Deficit	(11,968,807)	(11,207,534)
	4,420,402	3,745,799
	$ 4,671,080	$ 3,979,109

Commitments and subsequent events (Notes 4 and 12)

See accompanying notes to financial statements.

Approved by the Directors

A. Troup

Arthur G. Troup

F.A. Lang

Frank A. Lang

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
For the years ended December 31, 2005 and 2004

	Years ended December 31, 2006	2005
Expenses		
Amortization	$ 2,435	$ 987
Debt finance adjustment (Note 7)	6,000	--
Legal, accounting and audit	33,527	20,691
Management and consulting fees	46,000	35,000
Office and administration	74,993	80,278
Salaries and benefits	171,412	131,542
Shareholder communications	202,301	98,524
Stock-based compensation	161,322	176,393
Travel and conferences	43,246	19,413
Loss before the following	741,236	562,828
Property investigations	873	938
Write-down of mineral property interests (Notes 4 (a) and 13)	131,771	319,914
Interest and other income	(9,479)	(1,719)
Loss before income taxes	(864,401)	(881,961)
Income tax recovery (expense) - current	--	--
- future income taxes	103,128	60,554
	103,128	60,554
Loss for the year	(761,273)	(821,407)
Deficit, beginning of year	(11,207,534)	(10,386,127)
Deficit, end of year	$ (11,968,807)	$ (11,207,534)
Loss per share, basic and diluted	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	58,480,943	48,507,514
Number of common shares issued and outstanding, end of year	62,439,384	52,971,242

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Years ended December 31, 2006 and 2005

	Common Shares Without Par Value					
	Shares	Amount	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance, December 31, 2004	46,164,582	$ 13,804,266	$ –	$ 255,469	$ (10,386,127)	$ 3,673,608
Issued for cash						
Private placement at $0.10, less share issue costs	3,542,660	342,766	–	–	–	342,766
Private placement at $0.13	1,500,000	195,000	–	–	–	195,000
Private placement at $0.15, less share issue costs	1,483,333	194,196	2,304	–	–	196,500
Issued for mineral property interests and other						
Cariboo claims at $0.135	75,000	10,125	–	–	–	10,125
Athabasca at $0.11	75,000	8,250				8,250
Invincible at $0.09	9,000	810	–	–	–	810
Silver King at $0.115	105,000	12,075	–	–	–	12,075
Stephens Lake – Trout at $0.095	16,667	1,583	–	–	–	1,583
Share issue costs	–	(4,886)	–	–	–	(4,886)
Income tax effect of renunciation of flow through expenditures	–	(60,554)	–	–	–	(60,554)
Stock-based compensation	–	–	–	191,929	–	191,929
Loss for the year	–	–	–	–	(821,407)	(821,407)
Balance, December 31, 2005	52,971,242	14,503,631	2,304	447,398	(11,207,534)	3,745,799
Issued for cash						
Private placement at $0.12, less share issue costs	4,200,000	319,824	116,304	–	–	436,128
Private placement at $0.20	2,000,000	360,559	39,441	–	–	400,000
Private placement at $0.18, less share issue costs	1,110,000	179,731	5,000	–	–	184,731
Private placement at $0.16, less share issue costs	1,812,725	250,650	22,468	–	–	273,118
Stock options exercised	10,000	1,476	–	(476)	–	1,000
Warrants exercised	12,500	1,875	–	–	–	1,875
Agent's warrants exercised	2,500	528	(228)	–	–	300
Issued for mineral property interests and other						
Cariboo claims at $0.18	25,000	4,500	–	–	–	4,500
Daylight claim group at $0.18	43,750	7,875	–	–	–	7,875
Jersey property at $0.19	200,000	38,000	–	–	–	38,000
Kena claims at $0.205	35,000	7,175	–	–	–	7,175
Stephens Lake – Trout at $0.195	16,667	3,250	–	–	–	3,250
Income tax effect of renunciation of flow-through expenditures	–	(103,128)	–	–	–	(103,128)
Warrants expired unexercised	–	–	(2,304)	2,304	–	–
Stock-based compensation	–	–	–	181,052	–	181,052
Loss for the year	–	–	–	–	(761,273)	(761,273)
Balance, December 31, 2006	62,439,384	$ 15,575,946	$ 182,985	$ 630,278	$ (11,968,807)	$ 4,420,402

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	Years ended December 31, 2006	2005
Cash provided by (used for)		
Operations		
Loss for the year	$ (761,273)	$ (821,407)
Items not involving cash		
Amortization	2,435	987
Debt financing adjustment	6,000	--
Stock-based compensation	161,322	176,393
Recovery of future income taxes	(103,128)	(60,554)
Write-down of mineral property interests	131,771	319,914
Changes in non-cash operating working capital		
Accounts receivable	(8,952)	(8,103)
Due to/from related parties	(9,052)	(20,370)
Prepaid expenses	(2,114)	13,532
Accounts payable and accrued liabilities	7,352	(1,025)
	(575,639)	(400,633)
Investing		
Mineral property interests		
Acquisition costs	(181,095)	(15,432)
Exploration and development costs	(592,418)	(519,557)
Purchase of short-term investments	(300,000)	--
Short-term investments redeemed	187,000	--
Reclamation deposits	--	(4,704)
Equipment	(4,476)	(19,198)
	(890,989)	(558,891)
Financing		
Deferred share issue costs	--	(30,000)
Common shares issued for cash, net of share issue costs	1,299,798	759,380
	1,299,798	729,380
Decrease in cash during the year	(166,830)	(230,144)
Cash, beginning of year	198,649	428,793
Cash, end of year	$ 31,819	$ 198,649
Supplemental information		
Stock-based compensation capitalized to mineral properties	$ 19,730	$ 15,536
Shares issued for mineral property interests	60,800	32,843
Non-cash share issue costs	62,260	2,304
Long-term debt issued for mineral property interests	158,000	--

See accompanying notes to financial statements.

1. Going concern and nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital, as at December 31, 2006, of $104,559 (2005 – $32,639) and an accumulated deficit of $11,968,807 (2005 – $11,207,534).

The Company has capitalized $4,363,937 (2005 - $3,603,949) in acquisition and related costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing. See Note 12 – Subsequent events.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant accounting policies:

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Interest from cash and cash equivalents is recorded on an accrual basis.

2. Significant accounting policies (continued):

(c) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless a permanent decline in value has been determined, at which time they are written down to market value.

(d) Deferred share issue costs

The Company defers all costs incurred in connection with the issue of share capital to be offset against the consideration received as a result of the issue of shares from the treasury.

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative method of determining fair value. When it is determined that a mineral property is impaired, it is written down to an estimated value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "*Impairment of Long-Lived Assets*".

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

2. Significant accounting policies (continued):

(f) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimate costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage and the Company has no asset retirement obligations.

(g) Equipment

Equipment, comprised of office, computer and field and mining equipment, is recorded at cost. Depreciation is calculated on a straight-line basis over periods ranging from two to five years.

(h) Fair value of financial instruments

The carrying amounts of cash, short-term investments, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties approximate their fair value due to their short-term nature. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

(i) Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – *Income Taxes*, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

(j) Translation of foreign currencies

Foreign operations are integrated and consequently, the transactions of foreign operations are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

2. Significant accounting policies (continued):

(k) Stock-based compensation

The Company recognizes stock-based compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then recorded as share capital.

(l) Loss per share

Basic loss per common share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated by the treasury stock method. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share.

(m) Income taxes

Income taxes are calculated using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

3. New accounting pronouncements:

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 3865, *Hedges* and Section 1530, *Comprehensive Income.*

Section 3855 expands on Section 3860, *Financial Instruments – Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, *Hedging relationships*, and the hedging guidance in Section 1650 *Foreign Currency Translation*, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as "Other Comprehensive Income."

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting January 1, 2007. The Company has not yet determined the full impact of these standards on its consolidated financial statements.

4. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

Kena Claims
The Company holds 100% of the original Kena Property claims. The property is subject to a 3.0% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50.0% of the NSR for the greater of 7,000 ounces of gold or $2,000,000 and must issue an additional 100,000 common shares on commencement of commercial production.

Cariboo Claims
The Company held an option agreement to earn 100% in five claim units, the Cariboo claims, located contiguous to the Kena Claims. During the year ended December 31, 2006, the Company returned these claims to the optionor and $65,625 in related acquisition costs were written off.

Silver King Claim Group
The Company holds an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties, located contiguous to the Kena Claims. The terms of the option are that the Company must make total cash payments of $140,000 ($30,000 paid) and issue 320,000 common shares (250,000 issued) to the optionor over four years from July 9, 2003. In addition, if the option is exercised, the Company must also make a cash payment to the optionor in 2007 equal to the greater of (a) 120% of the 2007 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2006 or (b) $240,000. In exchange for the above cash and share payments, and at the end of the four year period, the Company would have a 100% interest in the properties, subject only to a 3.0% NSR from production with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year) and a further 200,000 common shares of the Company, due upon receipt of a positive feasibility study on commencement of commercial production. The Company has the right to purchase 50% of the NSR from the optionor for $1,000,000 upon commencement of commercial production.

Daylight Claim Group
The Company holds 87.5% of the Daylight Claim Group, consisting of 8 crown grants. To exercise the option, the Company made total cash payments of $52,500 and issued 175,000 common shares. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company has the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by a payment of $1,000,000 on or prior to the commencement of commercial production.

4. Mineral property interests (continued):

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Great Western Claim Group

The Company acquired 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property by making cash payments of $20,000 and issuing 356,250 common shares. In addition, the agreement provides for the issuance of a further 200,000 common shares on receipt of a positive feasibility study. The property is subject to a 3.0% NSR from production of gold and silver and 1.5% from production of other metals. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 on commencement of commercial production.

Tough Nut Claim Group

The Company holds 100% in three Tough Nut Claim Group claims, located on the north end of the Kena Property. The claims are subject to a 3.0% NSR from gold and silver. The Company has the right to purchase 66⅔% of the NSR from the optionors for $2,000,000 at any time prior to commencement of commercial production.

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia, by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (175,000 issued). During the year ended December 31, 2006, the Company terminated the option agreement on this property, and wrote the acquisition costs on the property off by $44,500.

Starlight Claim Group

The Company holds 100% of 4 claim units, known as the Starlight Claim Group, consisting of 3 crown grants and one mineral claim contiguous with the Kena Property. The property is subject to a 1.0% NSR from production of gold and silver and other metals. The Company has the right to purchase the NSR for $1,000,000 on commencement of commercial production.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000 an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004 the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders. Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company. The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company. The Company also holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2.0% NSR, which the Company has the right to purchase for $500,000. The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

4. Mineral property interests (continued):

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada (continued)

In June 2006, the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,0000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 7 – Long-term debt).

In November 2006 the Company acquired the surface rights on a section of the Jersey Claim Group at a cost of $100,000, inclusive of the initial option payment made on the property.

Invincible Tungsten Mine
The Company acquired a 100% interest in the now decommissioned 7.4-hecare Invincible Tungsten Mine located south of Salmo, British Columbia. Under the agreement, the Company paid $3,000 and issued 9,000 common shares, subject to a 2.0% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study and by the payment of advance royalties of $3,000 per annum, commencing in 2010.

(c) Stephens Lake Property, Manitoba, Canada

The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have a 100% interest in the Stephens Lake Property and an option agreement to acquire 75% of the Trout Claim Group, which are internal to the claims forming the Stephens Lake Property. Under the terms of the Trout Claim Group agreement, the Companies have each agreed to make cash payments of $36,667 ($23,333 paid by the Company) and to issue 66,667 common shares by each of the Companies (50,001 issued by the Company) to the optionor over a 36-month period from July 22, 2004.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $293,333 and issue 286,667 common shares in fiscal 2007. This includes the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

5. Investments:

Name of Company	Number of Shares	Book Value 2006	Book Value 2005
Emgold Mining Corporation (Note 9(d))	15,652	$ 3,913	$ 3,913
LMC Management Services Ltd. (Note 9(a))	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at December 31, 2006, was $4,383 (2005: $7,356).

6. **Equipment:**

	Cost	Accumulated Amortization	Net Book Value 2006	Cost	Accumulated Amortization	Net Book Value 2005
Office equipment	$ 3,283	$ 729	$ 2.554	$ --	$ --	$ --
Computer equipment	7,357	5,814	1,543	7,357	4,889	2,468
Field and mining equipment	18,969	5,596	13,373	17,776	938	16,838
	$ 29,609	$ 12,139	$ 17,470	$ 25,133	$ 5,827	$ 19,306

7. **Long-term debt:**

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 4 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 was paid in cash and 200,000 common shares were issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment. The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2007 and valued using the closing market price for the common shares of the Company at December 31, 2006, of $0.175. A determination of the value on the valuation date of October 2, 2007, cannot be made with reasonable assurance at the date of these financial statements. Any gain or loss resulting from the difference between the recorded value of the common shares issued and the Valuation Date will be recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment in the year ended December 31, 2006, is $6,000.

	December 31, 2006	December 31, 2005
Long-term debt, opening balance	$ 200,000	$ --
Less cash payment	(10,000)	--
Less payments made in common shares on valuation date	(32,000)	--
Long-term debt, end of period	158,000	--
Current portion of long-term debt	$ 35,000	$ --

8. Share capital:

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

During the year ended December 31, 2006, the Company:

(1) completed a brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until February 28, 2008, at an exercise price of $0.17 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 420,000 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.12 until February 28, 2008, to receive one common share and one-half of one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.17 until February 28, 2008, to receive one additional common share. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant.

(2) completed a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit. Each unit was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per common share until May 30, 2007. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant.

(3) completed a non-brokered private placement of 1,110,000 units (the "FT Units") at a price of $0.18 per FT Unit for gross proceeds of $199,800 and 1,812,725 non flow-through units (the "NFT Units") at a price of $0.16 per unit, for gross proceeds of $290,036. Each FT Unit was comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole NFT share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2007. Each NFT Unit was comprised of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2008. There were 236,025 non-transferable finder's warrants at a price of $0.25 issued to purchase that number of common shares of the Company. Each finder's warrant is exercisable at $0.25 per share, of which 111,000 warrants expire on October 18, 2007, and 125,025 warrants expire on October 18, 2008.

8. Share capital (continued):

(c) Flow-through shares

In 2006, the Company issued 1,110,000 flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007.

The Company has estimated that the future income taxes recorded at the time of renunciation will be approximately $61,938. Consequently, subsequent to the year ended December 31, 2006, the Company will recognize a reduction in share capital and a recovery of future income taxes of approximately $61,938.

In 2005, the Company issued 2,280,833 flow-through shares ("FTS") for gross proceeds of $302,250. The Company renounced $302,250 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006.

The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $103,128. In the year ended December 31, 2006, the Company recognized a reduction in share capital and a recovery of future income taxes of $103,128.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 11,899,498 stock options. The following table summarizes information about the stock options outstanding at December 31, 2006:

Exercise Price	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life
$0.10	1,990,000	3.4 years
$0.15	3,020,000	2.5 years
$0.17	2,650,000	4.5 years
$0.32	701,000	0.4 years
$0.15 to $0.32	8,361,000	3.18 years

During the year ended December 31, 2006, 595,000 options exercisable at $0.21, and 731,000 options exercisable at $0.40 expired unexercised. During the year 2,650,000 options were granted, exercisable at a price of $0.17, with an expiry date of June 10, 2011.

8. Share capital (continued):

(d) Stock options (continued)

A summary of the changes in stock options for the years ended December 31, 2006 and 2005 is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2004	5,712,000	$0.21
Granted	2,000,000	$0.10
Expired	(665,000)	$0.15
Balance, December 31, 2005	7,047,000	$0.19
Granted	2,650,000	$0.17
Exercised	(10,000)	$0.10
Expired	(1,326,000)	$0.31
Balance, December 31, 2006	8,361,000	$0.16
Balance, vested, December 31, 2006	7,036,000	$0.16

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31, 2006	2005
Risk free interest rate	4.02%	3.44%
Expected life (years)	3 years	3 years
Expected volatility	81%	83%
Weighted average fair value per option grant	$ 0.09	$ 0.05

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

(e) Share purchase warrants

As at December 31, 2006, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,360,080	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
2,100,000	$0.17	February 28, 2008
417,500	$0.12	February 28, 2008
210,000*	$0.17	February 28, 2008
1,000,000	$0.30	May 30, 2007
666,000	$0.25	October 18, 2007
1,031,387	$0.25	October 18, 2008
7,534,966		

* underlying warrants exercisable at $0.17

8. Share capital (continued):

(e) Share purchase warrants (continued)

During the year ended December 31, 2006, 1,773,334 warrants exercisable at $0.20 expired, unexercised and 100,000 warrants exercisable at $0.17 expired, unexercised. In addition, 12,500 warrants were exercised at $0.15 and 2,500 warrants were exercised at $0.12.

(f) Shareholder rights plan

The Company's board of directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan will be sought at the next annual general meeting of the Company's shareholders, unless terminated earlier. The TSX Venture Exchange has accepted the Rights Plan, subject to shareholder ratification. Effective as of October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights will become exercisable only if a person, together with its affiliates, associates and acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

9. Related party transactions and balances:

Services rendered and reimbursement of expenses:	Years ended December 31, 2006	2005
LMC Management Services Ltd. (a)	$ 349,658	$ 274,173
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd. (c)	16,000	5,000
DuMoulin Black (c)	--	27,244

Balances receivable from (payable to) (f):	2006	2005
LMC Management Services Ltd.	$ 49,353	$ 42,323
Directors and officers	2,022	--
Receivable from:	$ 51,375	$ 42,323
Payable to DuMoulin Black (c)	--	(15,000)

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

9. Related party transactions and balances (continued):

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company. Mr. Berner was an associate counsel with DuMoulin Black to April 1, 2006.

(d) The Company's investments include shares in a listed company with a common director and officer.

(e) The Company has a balance receivable of $2,022 from a listed company with directors and officers in common for shared expenses incurred during the year. The expenses were reimbursed subsequent to December 31, 2006.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

10. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current year's presentation.

11. Income taxes:

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2006	2005
Statutory tax rate	34.12%	34.12%
Loss before future income taxes for the year	$ (864,401)	$ (881,961)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(294,934)	(300,925)
Non-deductible and permanent differences	26,424	73,917
Change in valuation allowance	268,510	227,008
Benefits of tax assets not previously recognized	(103,128)	(60,554)
Future income tax expense (recovery)	$ (103,128)	$ (60,554)

11. Income taxes (continued):

The significant components of the Company's future tax assets (liability) are as follows:

	2006	2005
Temporary difference in value for mineral property interests (asset)	$ 2,803,183	$ 2,947,633
Capital losses carried forward	4,857	3,467
Operating losses carried forward	987,685	867,022
Future tax assets	71,884	100,964
Temporary difference in value for mineral property interests (liability)	(103,128)	(60,554)
Valuation allowance for future tax assets	(3,764,481)	(3,858,532)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,894,740 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2007	122,369
2008	216,075
2009	354,093
2010	444,919
2014	539,592
2015	488,929
2026	728,763

The Company has resource pools of approximately $8,574,551 available to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

12. Subsequent events:

Subsequent to December 31, 2006,

(a) the Company completed a short-form offering of 9,375,000 units at a price of $0.16 per unit, for gross proceeds of $1,500,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share until January 11, 2009, at an exercise price of $0.25 per share. Agent's options exercisable for 937,500 units at a price of $0.16 until January 11, 2009, were issued. Each unit is comprised of one common share and one non-transferable share purchase warrant; and

(b) 10,000 share purchase warrants with an expiry date of February 28, 2008, were exercised at $0.17 for proceeds of $1,700.

SULTAN MINERALS INC.

(an exploration stage company)
Note 13: Mineral Property Interests
Year ended December 31, 2006

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2006
Acquisition costs					
Balance, beginning of year	$ 620,133	$ 35,699	$ 443	$ --	$ 656,275
Incurred during the year	66,158	311,158	16,579	--	393,895
Write-downs during the year	(110,125)	--	--	--	(110,125)
Balance, end of year	576,166	346,857	17,022	--	940,045
Exploration and development costs					
Incurred during the year					
Assays and analysis	6,250	26,935	--	--	33,185
Drilling	72,332	124,987	--	3,580	200,899
Geological and geophysical	11,688	142,831	224	--	154,743
Site activities	7,191	36,494	19,330	18,066	81,081
Stock-based compensation	--	19,730	--	--	19,730
Travel and accommodation	1,011	7,215	--	--	8,226
	98,472	358,192	19,554	21,646	497,864
Balance, beginning of year	2,483,980	452,546	11,148	--	2,947,674
Write-downs during the year	--	--	--	(21,646)	(21,646)
Balance, end of year	2,582,452	810,738	30,702	--	3,423,892
Total Mineral Property Interests	$ 3,158,618	$ 1,157,595	$ 47,724	$ --	$ 4,363,937

SULTAN MINERALS INC.

(an exploration stage company)
Note 13: Mineral Property Interests
Year ended December 31, 2005

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2005
Acquisition costs						
Balance, beginning of year	$ 585,977	$ 30,501	$ 6,329	$ 22,375	$ 59,851	$ 705,033
Incurred during the year	34,156	5,198	(5,886)	--	14,807	48,275
Write-downs during the year	--	--	--	(22,375)	(74,658)	(97,033)
Balance, end of year	620,133	35,699	443	--	--	656,275
Exploration and development costs						
Incurred during the year						
Assays and analysis	11,812	21,216	--	--	3,322	36,350
Drilling	25,476	255,577	--	--	--	281,053
Environmental	--	1,218	--	--	--	1,218
Geological and geophysical	19,422	85,693	1,763	--	40,673	147,551
Site activities	9,658	56,931	306	--	19,783	86,678
Stock-based compensation	2,575	12,961	--	--	--	15,536
Travel and accommodation	1,905	16,587	--	--	8,376	26,868
	70,848	450,183	2,069	--	72,154	595,254
Balance, beginning of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Write-downs during the year	--	--	--	(2,933)	(219,948)	(222,881)
Balance, end of year	2,483,980	452,546	11,148	--	--	2,947,674
Total Mineral Property Interests	$ 3,104,113	$ 488,245	$ 11,591	$ --	$ --	$ 3,603,949

Sultan Minerals Inc.
Three Months and Year Ended
December 31, 2006

1.1 Date

The effective date of this annual report is March 30, 2007.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the year ended December 31, 2006 ("fiscal 2006") was $761,273 or $0.01 per share, compared to a loss of $821,407 or $0.02 per share in the year ended December 31, 2005 ("fiscal 2005").

- During fiscal 2006, operations utilized cash of $575,639 compared to $400,633 in fiscal 2005. Cash expenditures on mineral property interests totalled $773,513 in fiscal 2006 compared to $534,989 in fiscal 2005. The following mineral property expenditures were incurred in fiscal 2006: Kena - $164,630 (2005 - $105,004), Coripampa Properties - $21,646 (2005 - $86,961), Stephens Lake - $36,133 (2005 – a recovery of $3,817), and the Jersey and Emerald properties - $669,350 (2005 - $455,381). The Coripampa Properties were written off in fiscal 2005, and the additional costs incurred in fiscal 2006 of $21,646 were also written off in fiscal 2006. In fiscal 2006, acquisition costs of $110,125, forming part of the Kena Property but related to the Athabasca claims and the Cariboo, Princess and Cleopatra claims ("Cariboo"), were written off.

- Sultan raised cash of $1,299,798 in fiscal 2006, compared to $759,380 in fiscal 2005. In addition, gross proceeds of $1,500,000 was raised in a short-form offering subsequent to December 31, 2006.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property is located in southeastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. The lead-zinc mine began production in 1906 and the tungsten mine was opened in 1943. The property was later purchased and operated by Placer Dome from 1947 to 1973 when it was closed due to low metal prices. In 1973, Placer decommissioned the mine and sold the mineral rights. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

EXPLORATION
To date, the Company has completed a 30-hole diamond drill program totalling 3524 metres that tested the grade, width, depth and continuity of the molybdenum bearing stock work and adjacent tungsten mineralization. Diamond drilling is currently continuing on the property. The initial two holes investigated the width and depth of the molybdenum mineralization. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Exploration expenditures on the Jersey-Emerald Property in fiscal 2006 with the fiscal 2005 comparative figures shown in brackets include the following: assays and analysis – $26,935 ($21,216); drilling - $124,987 ($255,577); geological and geophysical – $142,831 ($85,693); environmental - $Nil ($1,218); travel and accommodation – $7,215 ($16,587); stock-based compensation - $19,730 ($12,961) and site activities – $36,494 ($56,931). Acquisition costs of $311,158 ($5,198) were also incurred.

JERSEY EMERALD PROPERTY AGREEMENTS
In fiscal 2006 Sultan entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred and forty (740) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, Sultan agreed to make cash and share payments in the aggregate value of $200,000 as follows: June 1, 2006 - $10,000 (paid), and 200,000 common shares (issued). Thereafter, shares are to be issued annually as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares; and on June 1, 2009, up to 200,000 common shares. The common shares issued on June 1, 2006, had a value of $38,000 at the issue date, but a $32,000 value on the valuation date, as defined in the agreement, which is four months and one day after the issuance (the "Valuation Date"). As a result, the decrease in the value of the shares of $6,000 between the date of issuance and the Valuation Date will be paid at the end of the term of the mortgage payable under the terms described below.

The common share issuances referred to above are to be valued at the closing market price for the shares on the Valuation Date. The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and total credit results in the purchase price of $200,000 being paid in full, then the seller will not be entitled to any further share payments. If, after the Valuation Date for the last share issuance referred to above, the seller has still not received the full value of the initial purchase price then Sultan will pay the remaining balance to the seller in cash. Sultan has the right, at any time, to pay any remaining balance in cash to fully satisfy the purchase price.

In November 2006 the Company exercised its option to acquire surface rights over two hundred and fifty (250) acres of land on a section adjacent to the Jersey property, at a total cost of $100,000.

METALLURGICAL TESTING
The Company received encouraging results from a preliminary Metallurgical Test for Molybdenum Flotation completed on a composite drill core sample from its Jersey-Emerald Property in southeastern British Columbia. The metallurgical study was completed by Process Research Associates Ltd. of Richmond, BC.

The metallurgical study blended core samples from four diamond drill holes into a single mineral composite which was then tested for molybdenum recovery by various flotation techniques. Although the main mineral of interest was molybdenite, the study found that many potential by-product recovery options should also be considered.

Rougher flotation recovered more than 97% of the contained molybdenum at a relatively coarse particle size (80% passing (P80) 170 um). The first rougher stage flotation recovered 98% of the contained molybdenum and 81% of the contained gold in 4.3% of the mass. The majority of the mass, 61.7%, was contributed by pyrite. Using lime as pyrite depressant in 5 stages of cleaning yielded a concentrate with grades of 29.2% molybdenum, 20.5% iron, 2.82g/T gold and 27.0g/T silver, with recoveries exceeding 47% gold and 95% molybdenum.

Mineralogical studies found that liberation was essentially 100% with the concentrate comprised of free grains of molybdenite (50% to 69%) and pyrite (28% to 45%) with traces (2.0%) of silicates, carbonate and rare chalcopyrite.

These preliminary results are encouraging and further testing is currently underway to improve the molybdenite and pyrite separation.

RESOURCE CALCULATIONS

In November of 2006. the Company received the completed initial resource calculations for the Tungsten and Molybdenum Zones on its Jersey-Emerald Property in the Kootenay District of British Columbia. Resource calculations were prepared by Giroux Consultants Ltd. and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of P & L Geological Consultants Ltd.

The initial resource calculations demonstrate that significant deposits of tungsten mineralization remain within the East Dodger and the Invincible Tungsten Mines with excellent exploration potential in both the historically mined areas and the surrounding terrain. Resource calculations for tungsten were determined for the un-mined mineralization in the drilled out portions of the Invincible and Dodger tungsten deposits. Within the tungsten zones, tonnages were adjusted to account for underground mining. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for that block.

Separate resource estimations were produced for tungsten in the Invincible and Dodger Zones based on 4,593 diamond drill holes cored at 25 to 50 ft. centres (7.0m to 15.0m centres) and molybdenum in the Dodger 4200 Zone based on 21 diamond drill holes. Within the tungsten zones assays were capped at 13.2% WO3 in the Invincible-Emerald Zone and 14.2% WO3 in the Dodger Zones, while within the molybdenum zone, assays were capped at 1.58% Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO3 and Mo within the mineralized zones. Within the tungsten zones blocks 25 x 25 x25 ft. were interpolated using ordinary kriging. For the molybdenum zone blocks 50 x 50 x 20 ft. were estimated by ordinary kriging. Blocks in all zones were classified using distance parameters tied to the ranges of semivariograms. Specific gravity determinations were made from 2006 drill core. Within the tungsten zones 9 measurements showed a definite correlation between grade of WO3 and specific gravity. Blocks with estimated grades less than 0.1% WO3 were assigned an specific gravity of 2.77 (11.57 cu. ft./ton), blocks $\geq$0.1 and less than 0.3% WO3 were given a value of 3.25 (9.86 cu. ft./ton) and blocks with estimated grades > 0.3% WO3 were assigned a value of 3.36 (9.54 cu. ft./ton). Within the molybdenum resource area blocks were assigned an average of 8 measurements, a value of 2.68 which converts to a tonnage conversion factor of 11.96 cu. ft./ton.

Within the tungsten zones, using a cut-off grade of 0.15% WO_3, the results show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated, with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the molybdenum zone, the results at a 0.05% Mo cut-off show 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

The results of the resource evaluation are summarized in the following tables.

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff %	Tons>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Classification	Cutoff %	Tons>Cutoff	Mo%	Pounds of Mo
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

The Company's consultants have suggested that until an economic evaluation is completed, 0.15% WO3 and 0.05% Mo are realistic cutoff grades for an underground mining operation in this location at current tungsten and molybdenum prices. The details of the report and the total resource may be found on the Company's website: www.sultanminerals.com.

The study indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades.

The report concludes that based on the results of this preliminary resource calculation, potential exists for both tungsten and molybdenum resources on the Jersey property.

The report makes a number of recommendations that can be summarized as follows:

1. Consultation be initiated with the Ministry of Mines of British Columbia to establish the terms of reference for re-permitting this historic mine.
2. A preliminary scoping study should be undertaken to determine the economic parameters and mining plan to develop the resource as well as the requirements necessary for permitting of the site for mining.
3. The Invincible Mine workings should be dewatered and the access portals stabilized.
4. The East Emerald Tungsten Zone and its projected extension should be tested with 11,000 metres of drilling in 60 drill holes.
5. The East Dodger Tungsten Zone should be tested with 5,000 metres of drilling in 35 drill holes.
6. The East Dodger Molybdenum Zone should be investigated to the north, south and at depth with 3,000 metres of diamond drilling in 15 drill holes.

The proposed budget for the recommended program is estimated at $4,120,000.

The authors recommended that a preliminary scoping study be undertaken to determine the requirements necessary for permitting of the site for mining. In January 2007, Sultan engaged Wardrop Engineering Inc. ("Wardrop") to complete a Scoping Study (the "Study") on the Jersey-Emerald Property.

The Study will involve site visits by Wardrop's engineers, and studies of a three-dimensional mine model of the historic mine workings. The Study will work out a conceptual mine design, determine the potential for underground stoping and work out process-design criteria. It will also involve a site visit by Wardrop's Environmental Engineer in order to complete an environmental review. The Study is expected to be completed in April 2007 and will assist Sultan in directing the future development of the Jersey-Emerald property.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C.,is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

1.2.2 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

Exploration expenditures on the Kena property in fiscal 2006, with the fiscal 2005 comparative figures shown in brackets, include the following: assays and analysis – $6,250 ($11,812); drilling - $72,332 ($25,476); geological and geophysical – $11,688 ($19,422); travel and accommodation – $1,011 ($1,905), site activities – $7,191 ($9,658) and stock-based compensation - $Nil ($2,575). Acquisition costs of $66,158 ($34,156) were also incurred. During the year, the Company wrote off $110,125 in acquisition costs related to the Athabasca claims and the Cariboo, Princess and Cleopatra claims ("Cariboo"), which were returned to the optionor during the year.

<u>Recommendations</u>
A computer modeling of the property was completed as part of a resource study in 2004. The model indicated numerous untested areas adjacent to mineralized blocks. The report, prepared as part of the resource study, recommended that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones. The Company currently does not have the financing available to conduct this recommended exploration program.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

<u>Kena Property Agreements</u>
Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company (the "Companies") agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses. The combined exploration licenses, now totalling 85,000 hectares, are referred to as the Stephens

Lake Property. Subsequently, an agreement was entered into with BHP Billiton Diamonds Inc. ("BHP Billiton") to carry out exploration on the property. During the year, the Company received notice from BHP Billiton that they would be withdrawing from the agreement on the Stephens Lake Property. In total, five holes were drilled by BHP Billiton. Results from the final report received from BHP Billiton were received in August 2006. The BHP Billiton report states that another attempt is warranted to test the Trout 01 target with a more effective hole. The objective would be to drill at an angle of -70° south to better intersect the north dipping conductor and probable steeply dipping ultramafic to penetrate the bottom contact with the country rock, and to do down-hole EM probing. The Companies are determining whether any further work will be undertaken on untested targets, or if the property interest will be terminated, or at a minimum, reduced in size.

The Companies also have an option agreement to acquire the Trout Claim Group. Under the terms of the agreement, the Companies agreed to make total cash payments of $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001 common shares of the Company issued) to the optionor over a 36-month period from July 22, 2004. BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement they had with the Companies until April 2006 on the Stephens Lake Property. These reimbursements have been recorded as a reduction in the cost of the Trout Claim Group.

The Trout Claim Group option agreement also required that the Companies jointly incur cumulative exploration expenses of no less than $305,000 by July 22, 2007, which was incurred. Upon earning a 75.0% interest, the Companies and the optionor would then enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

1.2.4 Mineral Property Option Payments Due In Fiscal 2007

To maintain its mineral property interests the Company is required to make cash payments of $293,333 and to issue 286,667 common shares in fiscal 2007.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 averaged US$603.46 per ounce. To March 29, 2007, gold has averaged US$649.63 per ounce. The average price for molybdenum (roasted) in 2006 was US$25.50 per pound, and the price for tungsten as ATP averaged US$257.00 per metric tonne unit.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 232,237	$ 265,949	$ 481,152
Mineral property interests	4,363,937	3,603,949	3,280,334
Other assets	74,906	109,211	56,557
Total assets	4,671,080	3,979,109	3,818,043
Current liabilities	127,678	233,310	144,435
Long-term debt	123,000	--	--
Shareholders' equity	4,420,402	3,745,799	3,673,608
Total shareholders' equity and liabilities	4,671,080	3,979,109	3,818,043
Working capital (current assets less current liabilities)	104,559	32,639	336,717

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Expenses (recoveries)			
Amortization	$ 2,435	$ 987	$ 843
Debt finance adjustment	6,000	--	--
Legal, accounting and audit	33,527	20,691	48,791
Management and consulting fees	46,000	35,000	30,000
Office and administration	74,993	80,278	79,943
Salaries and benefits	171,412	131,542	89,240
Shareholder communications	202,301	98,524	151,953
Stock-based compensation	161,322	176,393	218,207
Travel and conferences	43,246	19,413	32,885
	741,236	562,828	651,862
Property investigations	873	938	4,441
Write-down of mineral property interests	131,771	319,914	--
Interest income	(9,479)	(1,719)	(1,927)
Loss before income taxes	(864,401)	(881,961)	(654,376)
Income tax (recovery) expense – current	--	--	--
– future income taxes	103,128	60,554	--
Loss for the year	$ (761,273)	$ (821,407)	$ (654,376)
Loss per share – basic and diluted	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	58,480,943	48,507,514	40,841,887
Number of common shares issue and outstanding, end of year	62,439,384	52,971,242	46,164,582

1.4 Results of Operations

Sultan had a loss of $761,273, or a loss per share of $0.01 in the year ended December 31, 2006, compared to a loss of $821,407, or a loss per share of $0.02 in the year ended December 31, 2005.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $1,719 in fiscal 2005 to $9,479 in fiscal 2006 due to higher cash balances and interest rates in 2006 compared to 2005.

Expenses

The Company entered into a mortgage payable in common shares during fiscal 2006 for the acquisition of surface rights on the Jersey-Emerald Property. The Valuation Date of the common shares issued in the second quarter of each fiscal year for the period of the mortgage payable is in the fourth quarter of each fiscal year. As a result, the Company has incurred a debt finance adjustment due to the decrease in the value of the 200,000 common shares issued between June 1, 2006, and the Valuation Date of October 2, 2006.

Legal, accounting and audit increased from $20,691 in fiscal 2005 to $33,527 in fiscal 2006. Audit fees are accrued throughout the fiscal year. The fees incurred in the current year are comprised of audit and legal fees, and both have increased in fiscal 2006 as compared to fiscal 2005. Legal fees have increased primarily due to the review of an Annual Information Form completed by the Company and the completion of a Shareholder Rights Plan, both expenses not incurred in fiscal 2006. Legal costs vary depending upon the activities of the Company. Audit fees have increased approximately 20% and will likely be higher in fiscal 2007. Audit costs of public companies are rising and will likely continue to rise due to the changes in accounting policies and the extra work required due to changes in regulatory requirements.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank A. Lang as Chairman of the Company, for a total of $30,000 in each fiscal year. In fiscal 2006 consulting fees of $16,000 (2005-$5,000) were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs decreased from $80,278 in fiscal 2005 to $74,993 in fiscal 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $131,542 in fiscal 2005 to $171,412 in fiscal 2006. Salaries will likely continue to increase as the time related to the administration and regulation of public companies continues to increase. In fiscal 2005, there was $176,393 in vested stock-based compensation relating to vesting of stock options granted in July 2005, compared to $161,322 in vested stock-based compensation in fiscal 2006 related to vesting of stock options granted in June 2006.

Shareholder communications have increased from $176,393 in fiscal 2005 to $202,301 in fiscal 2006. The Company utilized the services of a consultant, Arbutus Enterprises Ltd. Fees paid totalled $24,000 in both fiscal years. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Other increases in shareholder communications include $10,000 (2005 - $Nil) paid to High Visibility Public Relations, $8,000 (2005 - $Nil) paid to Independent Equity Research and $7,600 (2005 - $Nil) paid to Robin Merrifield in fiscal 2006. Sultan retained the services of Mr. Horng Kher (Marc) Lee as its Investor Relations and Market Consulting provider. Fees of $18,000 (2005 – Nil) were paid to Mr. Lee during the year.

Stock-based compensation of $176,393 in fiscal 2005 relates to the vested portion of stock options granted in June 2005. In June 2006 a total of 2,650,000 incentive stock options were granted to directors, officers, employees and consultants, exercisable over a five-year period expiring June 22, 2011, at a price of $0.17 per share, and $161,322 is the Black-Scholes valuation related to the vested portion of options expensed. The fair value of each stock option granted in fiscal 2006, with the fair value of stock options granted in fiscal 2005 in brackets, are as follows: risk free interest rate – 4.02% (3.44%); expected life – 3 years (3 years); expected volatility - 81% (83%); and weighted average fair value per option grant of $0.15 ($0.09).

Travel and conference expenses have increased from $19,413 in fiscal 2005 to $43,246 in fiscal 2006. A trade and technical show in Colorado in May 2006 attended by representatives of the Company accounted for the majority of the increase.

Property investigation costs have decreased from $938 in fiscal 2005 to $873 in fiscal 2006. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2006, the final balance of $21,646 incurred in exploration costs related to the Coripampa property was written off. The Company also terminated its option on the Athabasca claims and the Princess, Cleopatra and Cariboo claims that are contiguous to the Kena Property and wrote off $110,125 in related acquisition costs for a total of $131,771 in write-downs related to mineral property interests. Mineral property interests of $319,914 were written off in fiscal 2005, primarily relating to the Coripampa property in Peru.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision relating to flow-through shares, at the time of renunciation of expenditures, by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in fiscal 2006 and as a result, recognized a reduction in share capital and a recovery of future income taxes of $103,128 in fiscal 2006.

The Company also renounced flow through expenditures in fiscal 2005, and as a result, recognized a reduction in share capital and a recovery of future income taxes of $60,554 in fiscal 2005.

In fiscal 2006, the Company issued 1,110,000 FTS for gross proceeds of $199,800. Under the flow-through share agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007. The Company has estimated that the recovery of future income taxes recorded at the time of renunciation will be approximately $61,938. Consequently, subsequent to the year ended December 31, 2006, the Company will recognize a reduction in share capital and a recovery of future income taxes of approximately $61,938.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2005							
First Quarter	61,764	12,088	1,298	43,943	130,432	69,929	$0.00
Second Quarter	27,350	65,668	(2,115)	12,094	234,558	234,974	$0.01
Third Quarter	6,037	173,794	(2,869)	4,472	100,578	125,251	$0.00
Fourth Quarter	9,853	203,831	(131)	26,452	97,260	391,253	$0.01
2006							
First Quarter	44,849	46,472	330	21,647	152,112	69,454	$0.00
Second Quarter	27,208	158,049	24	(1)	245,893	242,901	$0.01
Third Quarter	350	192,410	35,758	--	177,069	176,267	$0.00
Fourth Quarter	92,223	272,419	21	--	166,162	272,651	$0.01

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2006, Sultan's working capital, defined as current assets less current liabilities, was $104,559, compared with working capital of $32,639 at December 31, 2005.

<u>**Investing Activities**</u>

<u>**Acquisitions and Exploration Programs**</u>

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At December 31, 2006, Sultan has capitalized $4,363,937 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the year ended December 31, 2006, Sultan's expenditures included $891,759 on the acquisition and exploration of its mineral property interests compared to $643,529 in the year ended December 31, 2005.

1.7 Capital Resources

During the year ended December 31, 2006, the Company completed the following private placements:

1. A brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until February 28, 2008, at an exercise price of $0.17 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 420,000 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.12 until February 28, 2008, to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.17 until February 28, 2008, to receive one additional common share. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant;

2. a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit. Each unit was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per common share until May 30, 2007. The value attributed to these non-transferable share purchase warrants was $0.06 per warrant; and

3. a non-brokered private placement of 1,110,000 units (the "FT Units") at a price of $0.18 per FT Unit for gross proceeds of $199,800 and 1,812,725 non flow-through units (the "NFT Units") at a price of $0.16 per unit, for gross proceeds of $290,036. Each FT Unit was comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole NFT share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2007. Each NFT Unit was comprised of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2008. There were 236,025 non-transferable finder's warrants at a price of $0.25 issued to purchase that number of common shares of the Company. Each finder's warrant is exercisable at $0.25 per share, of which 111,000 warrants expired on October 18, 2007, and 125,025 warrants expire on October 18, 2008.

Of the common shares issued in (3) above, 1,110,000 were flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007. The Company incurred the related flow-through expenditures in fiscal 2006, but completed the renunciation in fiscal 2007. The Company has estimated that the future income taxes recorded at the time of renunciation are approximately $61,938. At the time of renunciation, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $61,938.

In fiscal 2006, 12,500 warrants were exercised at a price of $0.15, 2,500 agent's warrants were exercised at a price of $0.12, and 10,000 options were exercised at a price of $0.10, for total proceeds of $3,175.

In fiscal 2006, 595,000 options exercisable at $0.21, and 731,000 options exercisable at $0.40 expired unexercised. During fiscal 2006 2,650,000 options were granted, exercisable at a price of $0.17, with an expiry date of June 10, 2011. In addition, 1,773,334 warrants exercisable at $0.20 and 100,000 warrants exercisable at $0.17 expired, unexercised.

Subsequent to December 31, 2006, the Company completed a short-form offering of 9,375,000 units at a price of $0.16 per unit, for gross proceeds of $1,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share until January 11, 2009, at an exercise price of $0.25 per share. Agent's options exercisable for 937,500 units at a price of $0.16 until January 11, 2009, were issued. Each unit was comprised of one common share and one non-transferable share purchase warrant. In addition, 10,000 share purchase warrants with an expiry date of February 28, 2008, were exercised at $0.17 for proceeds of $1,700.

Without continued external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at December 31, 2006 and 2005, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Years ended December 31,	
Services rendered and reimbursement of expenses:	**2006**	**2005**
LMC Management Services Ltd. (a)	$ 349,658	$ 274,173
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd. (c)	16,000	5,000
DuMoulin Black (d)	--	27,244

Balances receivable from (payable to) (f):	**2006**	**2005**
LMC Management Services Ltd.	$ 49,353	$ 42,323
Directors and officers	2,022	--
Receivable from:	$ 51,375	$ 42,323
Payable to DuMoulin Black (c)	--	(15,000)

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company. Mr. Berner was an associate counsel with DuMoulin Black to April 1, 2006.

(d) The Company's investments include shares in a listed company with a common director and officer.

(e) The Company has a balance receivable of $2,022 from a listed company with directors and officers in common for shared expenses incurred during the year. The expenses were reimbursed subsequent to December 31, 2006.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

	Three months ended December 31, 2006	Three months ended December 31, 2005
Expenses		
Amortization	$ 675	$ 400
Debt finance adjustment	6,000	--
Legal, accounting and audit	14,721	7,501
Management fees	10,500	12,500
Office and administration	13,989	14,951
Salaries and benefits	26,192	17,398
Shareholder communications	50,289	29,759
Stock-based compensation	44,684	12,796
Property investigations	318	(109)
Travel	(888)	1,955
Write-down of mineral property interests	110,125	294,606
Interest and other income	(3,954)	(504)
	272,651	391,253
Loss for the period	(272,651)	(391,253)
Loss per share, basic and diluted	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding during the period	61,867,547	49,942,041

Legal, accounting and audit expense increased from $7,501 in Q4 2005 to $14,721 in Q4 2006. Legal fees related to the shareholder rights plan accounted for the majority of the increase. An increased audit accrual over previous year also contributed to the increase in the period.

The Company entered into a mortgage payable in common shares during fiscal 2006 for the acquisition of surface rights on the Jersey-Emerald Property. The Valuation Date of the common shares issued in the second quarter of each fiscal year for the period of the mortgage payable is in the fourth quarter of each fiscal year. As a result, the Company has incurred a debt finance adjustment due to the decrease in the value of the 200,000 common shares issued between June 1, 2006, and the Valuation Date of October 2, 2006.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter. Consulting fees of $3,000 (Q4 2005 - $Nil) were paid to Kent Avenue Consulting Ltd., a private company controlled by a director of the Company.

Office and administration costs decreased nominally from $14,951 in Q5 2004 to $13,989 in Q4 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $17,398 in Q4 2005 to $26,192 in Q4 2006. Salaries will likely increase as administration and regulation of public companies requires more use of shared personnel resulting in higher wage costs.

Stock-based compensation of $12,796 related to stock options vested in Q4 2005 compares to $44,684 for stock-based compensation related to options vested in Q4 2006.

Shareholder communications have increased from $29,759 in Q4 2005 to $50,289 in Q4 2006. The Company utilized the services of two investor relations' consultants in Q4 2005, and in Q4 2006 are currently using the services of Arbutus Enterprises Ltd. and Mr. Horng Kher (Marc) Lee. Fees paid to Arbutus totalled $12,000 in both fiscal periods, whereas Marc Lee was paid $9,000 in Q4 2006, with no comparative expense in Q4 2005. Shareholder communications activities were restrained, as the Company did not have the funds available for more than minimal communications with shareholders. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Mineral property interests were written off totalling $110,125 in Q4 2006 relating to the Athabasca claims and the Cleopatra, Princess and Cariboo claims compared to a mineral property write-down of $294,606 in Q4 2005, relating to the Coripampa properties in Peru.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at December 31, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 3865, *Hedges* and Section 1530, *Comprehensive Income*.

Section 3855 expands on Section 3860, *Financial Instruments – Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting

Guideline 13, Hedging relationships, and the hedging guidance in Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as "Other Comprehensive Income."

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006, and thus will be implemented by the Company in its fiscal year starting January 1, 2007. The Company has not yet determined the full impact of these standards on its financial statements.

1.14 Financial Instruments and Other Instruments

None.

1.15.1 Other MD& A Requirements

See the audited financial statements for the year ended December 31, 2006.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the audited financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of March 29, 2007, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

72,115,134 shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,650,000	$0.17	June 21, 2011
1,990,000	$0.10	June 10, 2010
3,020,000	$0.15	July 6, 2009
701,000	$0.32	May 16, 2007
8,361,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,360,080	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
1,000,000	$0.30	May 30, 2007
1,996,500	$0.17	February 28, 2008
220,250	$0.12	February 28, 2008
110,125*	$0.17	February 28, 2008
99,875	$0.17	February 28, 2008
666,000	$0.25	October 18, 2007
1,031,387	$0.25	October 18, 2008
937,500**	$0.25	January 11, 2009
9,375,000	$0.25	January 11, 2009
937,500	$0.16	January 11, 2009
18,484,216		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is then exercisable until February 28, 2008 at a price of $0.17.
** Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009 at a price of $0.25.

The Company's board of directors has approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan will be sought at the next annual general meeting of the Company's shareholders, unless terminated earlier. The TSX Venture Exchange has accepted the Rights Plan, subject to shareholder ratification.

The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Effective as at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **ARTHUR G. TROUP,** Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: March 30, 2007

"Arthur G. Troup"

Arthur G. Troup
Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.**, certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: March 30, 2007

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

END